SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.
                                 6 Youpeng Road
                          Qufu, Shandong, China 273100

                            Telephone (86)537-4424999

                                                              March 16, 2007

                                    'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20649

Re: Sunwin International Neutraceuticals, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended April 30, 2006
         Filed August 9, 2006
         File No. 033-10456

Ladies and Gentlemen:

         The Company is in receipt of the staff's letter of comment dated February 23, 2007. Following are the Company's responses to the staff's comments, which such responses are in the same numerical order as the comment letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies

1.) We acknowledge your revenue recognition policy as noted within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. Based on your disclosure, it is unclear whether you reduce your gross revenue for product returns or any types of discounts or allowances. Please provide us with the information that follows, in a disclosure type format.

a.) Tell us whether you maintain a reserve for product returns or provide us with an analysis that demonstrates why such a reserve is unnecessary. If appropriate, please disclose the amount of each type of item that reduces your gross revenue for the periods presented. Analyze and describe the effect that could result from using assumptions that are reasonably likely to occur other than those upon which each current recorded estimate is based. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

RESPONSE
--------
The Company does not record an allowance for product returns. The Company does not allow product returns except for previously isolated cases of expired products as described in b below. There were no product returns in Fiscal 2005, Fiscal 2006, or currently in Fiscal 2007.

Since we have no product returns and have not recorded an allowance, the Company at present has no reasonable data to formulate a reserve for product returns. Any potential analysis of the effect of unforeseen returns or exchanges would be pure speculation.

In the event the Company were to change its policy and permit product returns and/or exchanges under certain specified circumstances, of which there is no present intention, and should the Company thereafter determine that product returns and/or exchanges were not a rare and infrequent occurrence, the Company would perform an estimate analysis based on available data to establish and record a reasonable reserve.

b.) To the extent that the information that you monitor in estimating the items that reduce your gross revenue, for example product expiration dates and wholesaler or distributor inventory levels, is quantifiable discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources. In discussing your estimate of product returns, provide additional information regarding the total amount of Stevioside, Chinese medicine formula extracts and veterinary products in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

RESPONSE
--------

As mentioned earlier, the Company does not allow product returns. In isolated cases the Company had previously allowed product exchanges prior to Fiscal 2005. These exchanges, while immaterial, were due to product expiration. The Company did not experience any product exchanges in Fiscal 2005,Fiscal 2006, or currently in Fiscal 2007. The nature of the Company's products is such that returns due to product expiration previosuly were very rare. Our product segments maintain extended shelf lives when properly stored.

Internally, the Company monitors inventory periodically to determine the estimated life span. The Company has limited access to third party customers to monitor the estimated life span of products sold and delivered. The Company seeks to produce finished goods on an as needed basis to ensure maximum shelf life for inventory which has been sold.

As described above, in the event the Company were to change its policy to permit product returns and/or exchanges for product expirations, of which there is no present intention, and should the Company thereafter determine that product returns and/or exchanges were not a rare and infrequent occurrence, the Company would perform an estimate analysis based on available data to establish and record a reasonable reserve.

c.) Discuss any shipments made as a result of incentives and/or excess of your customers' ordinary course of business inventory levels. Please also discuss your revenue recognition policy for such shipments.

RESPONSE
--------

The Company has not made any shipments as a result of incentives, nor has the Company made shipment based on irregular customer orders; therefore we have no revenue recognition policy for such shipments.

d.) Provide a roll-forward of each item that reduces your gross revenue for the periods presented, showing the following: o Beginning balance; o Current estimate related to sales made in current period;

        o        Current estimate related to sales made in prior period;
        o Actual returns or credits in current period related to sales made in current period;
        o Actual returns or credits in current period related to sales made in prior periods, and
        o        Ending balance.

RESPONSE
--------

Due to the policy as cited earlier, the Company has not performed a roll-forward of gross revenues. In the event the Company were to change its policy and permit product returns and/or exchanges under previously specified circumstances, the Company would perform an estimate analysis based on available data to establish and record a reasonable reserve.

e.) Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each term that reduces your gross revenue. Please address the effect that any changes in your estimates had on your revenues and operations for the applicable period.

RESPONSE
--------

As cited earlier the Company does not permit product returns or exchanges. As a result there were not returns or exchanges which served to reduce our gross revenues.

Notes to Consolidated Financial Statements

Notes shareholders' Equity, page E-21

2.) Based on the information provided in item 12, "Certain Relationships and Related Transactions." It appears that your President and Chairman, Mr. Laiwang Zhang was the owner of 19.5% of the 20% minority interest in Qufu Natural Green Engineering Company, Ltd that you acquired in February 2006. Please provide us information that follows regarding your minority interest buyout transaction.

        o Please provide us with additional information that describes that basis for your accounting treatment regarding the allocation of the $2,775 million purchase price to the 20% minority interest in Qufu, which you appear to have effected at fair value.

        o Tell us how you determined it appropriate to allocate the excess purchase price, approximately $180,000, to "consulting expenses." Citing the authoritative guidance under U.S. GAAP that supports your overall accounting treatment.

RESPONSE
--------

The Company acquired the remaining 20% interest of Qufu Natural Green Engineering Company, Ltd. by issuing 5,000,000 shares of common stock in February 2006 valued at $2,775,000. The transaction was treated as a business combination pursuant to FAS 141.

The fair value of these shares of $2,775,000 was derived from the per share price of the common stock based on February 7, 2006 ("Acquisition Date") of $0.555 per share.

As of January 31, 2006 as reported in our 10-QSB, the minority interest of Qufu Natural Green Engineering Company, Ltd. had a value of $2,582,518. The adjusted value as of February 7, 2006 was $2,595,006, a difference of $12,488. The increase in value was due to operations of the acquisition target in February 2006 following the close of our 3rd quarter ending January 31, 2006. As a result, the Company paid a $179,994 premium ($2,775,000 - $2,595,006). The premium amount of $179,994, or approximately $180,000, was determined to be an indirect and general expense related to the business acquisition. Subsequently the amount was expensed accordingly. We believe that accounting treatment for the purchase price and the excess purchase price is in compliance with FAS 141:
Business Combinations.

An assessment was performed to determine if the amount of $179,994 was goodwill or an intangible asset apart from goodwill. Upon evaluation, management of the Company determined this amount did not meet the criteria of goodwill or an intangible asset apart from goodwill, but would more appropriately be classified as an indirect and general expense related to the business acquisition.

We believe our accounting treatment related to the purchase price and the premium related to the acquisition of Qufu Natural Green Engineering Company, Ltd. is in compliance with FAS 141: "Business Combinations" paragraph 24: "The cost of an entity acquired in a business combination includes the direct costs of the business combination. Costs of registering and issuing equity securities shall be recognized as a reduction of the otherwise determinable fair value of the securities. However, indirect and general expenses related to business combinations shall be expensed as incurred."

The company will shortly file its 10-QSb for the nine months ended and will augment the information as provide within this response.

         We acknowledge that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

         o the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned.

                                   Sincerely,

                                         /s/ Fanjun Wu
                                        ----------------------
                                         Fanjun Wu, Chief Financial Officer